

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2017

Cliff Baty
Chief Financial Officer
Manchester United plc
Sir Matt Busby Way, Old Trafford,
Manchester, England, M16 0RA

   Re: **Manchester United plc**
      Form 20-F for Fiscal Year Ended June 30, 2016
      Filed September 15, 2016
      File No. 001-35627

Dear Mr. Baty:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ Lyn Shenk

       Lyn Shenk
       Branch Chief
       Office of Transportation and Leisure